UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                   FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                December 22, 2004

                                  ------------

                                 AKZO NOBEL N.V.
                (Translation of registrant's name into English)

                76, Velperweg, 6824 BM  Arnhem, the Netherlands
                   (Address of principal executive offices)

                                   0 - 017444
                            (Commission file number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

                             The following exhibit
                           is filed with this report
                 Akzo Nobel IFRS based reporting Q-1 - Q-3 2004

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

                                 Akzo Nobel N.V.

Name     :  F.H. Hensel                   Name     :  J.J.M. Derckx
Title    :  Senior Vice President         Title    :  Director Corporate Control
            Finance

Dated    :  December 22, 2004

         IFRS based reporting Q-1 - Q-3 2004

Presentation of financial information for quarters one to three of 2004 in accordance with International Financial Reporting Standards

Introduction

At present, Akzo Nobel prepares its financial statements under Generally Accepted Accounting Principles in the Netherlands (NL GAAP). From 2005 onwards, the Company will be required to prepare its consolidated financial statements in accordance with International Accounting Standards (IAS), International Financial Reporting Standards (IFRS)* and Interpretations. This change applies to all financial reporting for accounting periods beginning on or after January 1, 2005. Akzo Nobel's first IFRS results will be the results for the first quarter of 2005, and the Company's first Annual Report under IFRS will be that for 2005. As the Company publishes comparative information for one year in its Annual Report, the transition date to IFRS will be January 1, 2004.

IFRS impact - net income up; shareholders' equity down; funds balance unchanged This report gives a detailed overview of the consequences for the Company of the accounting under IFRS. In summary, the impact of IFRS on the Company's accounts is an increase in net income for January-September of 2004 of EUR 26 million, but a decline in shareholders' equity, at January 1, 2004, of EUR 473 million. This is mainly attributable to the differences in the method of accounting under IFRS for pensions and other postretirement benefits, the recognition of deferred taxes on intercompany profit, the recognition of the payment received from Pfizer for the asenapine cooperation, and for goodwill. For the most part, the changed accounting is a matter of timing of the recognition of assets, liabilities and related results and, consequently, volatility of earnings under IFRS could increase in the future. However, there is no impact on the underlying cash flows of the businesses. We currently do not expect that the changed accounting will have a significant impact on our dividend payments. In the IFRS opening balance sheet at January 1, 2004, the Company has negative Other Reserves, which however are positive again at September 30, 2004.

Presentation of IFRS based information
The purpose of this report is to provide information on the expected impact of the adoption of IFRS on the Company's reported performance and financial position. It consists of the following:
- changes in accounting policies due to adoption of IFRS, when compared to
  NL GAAP
- reconciliation of shareholders' equity at the transition date of January 1,
  2004
- breakdown of IFRS shareholders' equity at January 1, 2004
- IFRS based balance sheet and segment reporting at January 1, 2004
- reconciliation of net income for the period January-September 2004
- IFRS based statements of income for the first three quarters of 2004
- IFRS based segment reporting for the first three quarters of 2004
- IFRS based balance sheets at March 31, June 30, and September 30, 2004
- IFRS based statement of cash flows for January-September 2004


--------------------
*References to IFRS in this document relate to International Accounting Standards and International Financial Reporting Standards.

         IFRS based reporting Q-1 - Q-3 2004

The figures in this report have been prepared on the basis of the standards expected to be applicable for the Annual Report on 2005. However, IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the IASB. IFRS could therefore be subject to change. As a consequence, these figures and the discussion in this report should be treated with appropriate caution as they may need to be revised in light of such changes. This report is indicative of the Company's future results and, for the reasons noted above, may not be representative of the impact of IFRS on the Company's results of operations or financial condition for fiscal years 2004, 2005, or any future period. We will update this information for any changes in standards or interpretation as and when these changes are made. The figures in this report are unaudited.

Changes in accounting principles due to adoption of IFRS
Certain standards included in IFRS were already incorporated in NL GAAP. This concerns, inter alia, accounting for intangible assets other than goodwill, which also includes accounting for development costs. As there are no differences, this has not resulted in any changes in accounting principles.

For those standards not included in NL GAAP, we have adjusted our accounting principles as described below. For accounting principles for which we do not expect that these will change, we refer to our Annual Report 2003, pages 78 to 81.

Employee benefits

Pensions and other postretirement benefits
Presently, the Company accounts for pensions and other postretirement benefits in accordance with SFAS 87 and SFAS 106.

For the implementation of IAS 19 Employee Benefits in respect of pensions and other postretirement benefits, the Company has to recognize the funded status, at January 1, 2004, of the projected benefit obligation in so far as this is not covered by provisions or prepaid pension assets in the NL GAAP balance sheet. Any unvested portion of past service cost at that date is to be excluded.

On January 1, 2004, the Company had a significant deficit for its pension and other postretirement benefit plans. The deficit in excess of provisions and prepaid pension assets in the NL GAAP balance sheet has been charged against shareholders' equity in the IFRS opening balance sheet at January 1, 2004. This concerns an amount of EUR 1,342 million after taxes.

In the NL GAAP balance sheet, the Company has also recognized a so-called minimum pension liability for the deficit determined on the accumulated benefit obligation (ABO) level, as required under SFAS 87. This consists of an after-tax charge against shareholders' equity (EUR 824 million) and recognition of an intangible asset (EUR 165 million). As these are not allowed under IAS 19, the minimum pension liability related entries have been reversed, partly offsetting the aforementioned recognition of the deficits on a PBO basis.

         IFRS based reporting Q-1 - Q-3 2004

The consequences of the U.S. Medicare Prescription Drug, Improvement and Modernization Act of 2003 have also been taken into account in the IFRS opening balance sheet. This has resulted in the recognition of a financial noncurrent asset of EUR 43 million (EUR 26 million after taxes).

Going forward, the full recognition of the deficit at January 1, 2004, results in lower net period pension cost for the first three quarters of 2004, as the deferred losses under SFAS 87 and SFAS 106 no longer have to be amortized.

Other employee benefits
IAS 19 requires provisioning of long-term employee benefits, such as payments on the occasion of a service jubilee of an employee. This is not specifically required under NL GAAP, where costs for such benefits often are recognized on a pay-as-you-go basis. The required provision for other long-term benefits in accordance with IAS 19 amounts to EUR 13 million (EUR 8 million after taxes).

Revenues

General
Revenue under IFRS is defined as the revenue from the sale and delivery of goods and services and royalty income, net of rebates, discounts, and similar allowances, and net of sales tax. Revenue is recognized when the significant risks and rewards have been transferred to a third party.

The Company used to report royalty income under Other Results in the statement of income. Under IFRS, royalty income is reclassified to Revenues. Also proceeds for certain services rendered by the Company, which used to be deducted from cost lines in the statement of income, have now been reclassified to Revenues.

Pfizer payment
In December 2003, the Company received an initial payment of EUR 88 million (EUR 70 million after taxes) from Pfizer for the codevelopment and comarketing agreement for asenapine. In accordance with the contract and the spirit thereof, this payment is a nonrefundable reimbursement of the expenses incurred by Akzo Nobel in prior years for the development of asenapine-related know-how so far. In accordance with NL GAAP, such payment was recognized as income immediately.

In accordance with IFRS revenue recognition rules, nonrefundable upfront fees are initially reported as deferred income and will be recognized as revenue based on expected development costs over the remaining first part of the development period, currently anticipated to be from 2004 to 2007.

This has the consequence that this payment which had already been recognized in 2003 NL GAAP income, is again recognized in IFRS revenues but now over the years 2004-2007.

         IFRS based reporting Q-1 - Q-3 2004

Income taxes

As allowed under NL GAAP, the tax effect on the elimination of intercompany profit in inventories is based on the tax rate of the country of the company sending the goods, thus fully eliminating the intercompany sale in the statement of income. IFRS, however, prescribes that tax on such elimination is to be based on the tax rate of the country of the company receiving the goods.

As a consequence, the deferred tax asset related to intercompany profit has increased by EUR 76 million at January 1, 2004. Going forward, the impact on earnings is determined by the changes in levels of intercompany inventory in the various countries.

Furthermore, IFRS specifically prescribes that current and deferred tax assets and liabilities in countries which have separate tax rates for distributed and undistributed profits are measured at the tax rate applicable to undistributed profits. The income tax consequences of dividends are recognized when a liability to pay the dividend is recognized.

For NL GAAP in certain circumstances such current and deferred tax assets and liabilities can be measured at the tax rate applicable to distributed profits. The impact of this difference on the Company's accounts is limited.

Business combinations
Under NL GAAP, purchased goodwill is capitalized and amortized. IFRS 3 prescribes that purchased goodwill must be capitalized and not amortized, but tested for impairment annually.

Akzo Nobel has elected the transition option in IFRS 1 to apply IFRS 3 prospectively from the transition date. This option was chosen, rather than to restate all previous business combinations. The impact of IFRS 3 and associated transitional arrangements on Akzo Nobel is as follows:

- all prior business combination accounting is frozen at the transition date; and
- the value of goodwill is frozen at January 1, 2004, and amortization previously reported under NL GAAP for 2004 is removed for financial statements prepared under IFRS.

Provisions

Discounting
IFRS, in principle, prescribes discounting of all provisions, which is not always the case in NL GAAP. The impact of discounting of provisions thus far undiscounted at January 1, 2004, is a decrease in provisions of EUR 16 million (EUR 11 million after taxes).

Going forward, the interest accrued on discounted provisions will be recognized under financing charges. Under NL GAAP, such charges were included in operating income.

Restructuring provisions
In accordance with NL GAAP, restructuring provisions are recognized if the restructuring had been announced to the employees involved before the date of the financial statements. Under IFRS, a restructuring can only be recognized if this is announced before the balance sheet date.

         IFRS based reporting Q-1 - Q-3 2004

Restructurings for which provisions amounted to EUR 9 million (EUR 6 million after taxes) were announced in January 2004 and therefore these provisions do not qualify for recognition under IFRS in the balance sheet at January 1, 2004, but are recognized under IFRS in the first quarter of 2004. In the quarters of 2004, certain restructuring provisions reported under NL GAAP also do not meet the IFRS recognition criteria and are deferred for recognition in the next quarter.

Share-based payments
In accordance with NL GAAP, the Company recognized expenses related to stock options as a direct charge to shareholders' equity when the related payments were incurred.

In accordance with IFRS 2, the Company's stock option plans qualify as so-called cash-settled plans. As a consequence, the Company has to charge the fair value of the stock options against income (first spread over the vesting period and later over the remaining life of the options) and recognize a related liability in the balance sheet. This liability at January 1, 2004, amounted to EUR 11 million (EUR 8 million after taxes). The fair value has been calculated using the binomial options valuation model. The charge to income over the relevant option vesting periods is adjusted to reflect actual and expected levels of vesting.

Nonconsolidated companies
Valuation of the Company's interest in nonconsolidated companies is based as much as possible on IFRS, as adopted by Akzo Nobel. The impact of the difference between NL GAAP and IFRS for nonconsolidated companies on the Company's accounts is limited.

Jointly controlled companies
For interests in jointly controlled legally incorporated companies IFRS prescribes that they must be either proportionally consolidated or equity accounted as a nonconsolidated company. The chosen method has to be applied to all such interests. Under NL GAAP, the Company equity accounts most of the jointly controlled interests. However, the joint venture with Sanofi-Synthelabo (for the antithrombotic Arixtra (R)) has been proportionally consolidated.

Under IFRS, the Company has elected to equity account all jointly controlled interests. The impact of the deconsolidation in the January 1, 2004 balance sheet of the joint venture with Sanofi-Synthelabo is not significant and it has no impact on shareholders' equity or net income. Due to the change in setup in the first quarter of 2004, this joint venture ceased to exist and was replaced by a revenue arrangement, based on future sales from jointly developed antithrombotic products.

It should be noted that the cooperation with Pfizer for asenapine is not legally incorporated. As a consequence, this cooperation is proportionally consolidated for both NL GAAP and IFRS.

Nonrecurring items
In its NL GAAP statements, the Company separately reported so-called nonrecurring items. These relate to income and expenses resulting from normal business operations, which, because of their size or nature, are disclosed separately to give a better understanding of the underlying result for the period. These include items such as restructurings and impairment charges, significant gains and losses on the disposal of businesses, and costs related to major lawsuits and antitrust cases, not meeting the requirements for extraordinary items.

         IFRS based reporting Q-1 - Q-3 2004

NL GAAP operating income before nonrecurring items is one of the key figures management uses to assess the performance of the Company, as these figures better reflect the underlying trends in the results of the activities.

IFRS does not allow this concept. Therefore, the Company will not report IFRS earnings figures excluding nonrecurring items. However, for better insight into the Company's earnings development, the most important elements of nonrecurring items will now be reported on a separate line within operating income in the statement of income.

Cumulative translation differences
The Company chose the option in IFRS 1 whereby cumulative translation differences in shareholders' equity are deemed to be zero at the date of transition. The negative NL GAAP balance of EUR 1,045 million at January 1, 2004, is deducted from Other Reserves, which therefore starts with a negative balance of EUR 431 million. However due to retained income of the first nine months of 2004, Other Reserves at September 30, 2004 shows a positive balance of EUR 104 million. It should be noted that if the Company would ever have negative Other Reserves, in principle, it will still be able to pay dividends but then from Additional Paid-in Capital.

IFRS standards with a prospective impact

Financial instruments
IAS 39 and IAS 32 address recognition and measurement, and disclosure and presentation for financial instruments. The Company has opted to apply the transition provision of IFRS 1 to postpone the application of these standards until January 1, 2005. It should be noted that IAS 32 and 39 have not yet been endorsed by the EU.

Implementation of these standards will result in most financial assets being recognized at fair value and financial liabilities at amortized cost. Accounting for the movements in fair value is dependent on the designation of the relevant financial instrument; in principle such movements are to be recognized in the statement of income, unless hedge accounting can be applied.

The Company in principle will not apply hedge accounting for forward foreign currency contracts. For interest derivatives, petroleum options, futures for gas and electricity, and similar contracts the Company intends to apply hedge accounting.

Emission rights
Starting in 2005, governments will grant CO2 emission allowances to certain companies.

IASB and IFRIC recently issued guidance on accounting for such allowances, which will have to be applied from 2006 onwards. The Company still has to decide whether it will adopt this standard earlier for the 2005 financial statements.

Arnhem, December 14, 2004                              The Board of Management

         IFRS based reporting Q-1 - Q-3 2004

R E C O N C I L I A T I O N   O F   S H A R E H O L D E R S '   E Q U I T Y
------------------------------------------------------------------------------------------------------------------------
                                                            Capital and         Minimum pension            Shareholders'
Millions of euros                                           reserves            liability                  equity
----------------------------------------------------------  -----------------   ------------------         -------------
                              NL GAAP shareholders' equity
                                      at December 31, 2003              3,326                 (824)               2,502
                Pensions and other postretirement benefits             (1,316)                 824                 (492)
                     Deferred taxes on intercompany profit                 76                                        76
                                            Pfizer payment                (70)                                      (70)
                                 Discounting of provisions                 11                                        11
                         Other long-term employee benefits                 (8)                                       (8)
                                      Share-based payments                 (8)                                       (8)
                                  Restructuring provisions                  6                                         6
                                                     Other                 12                                        12
                                                            ------------------  -------------------      ---------------

              IFRS shareholders' equity at January 1, 2004              2,029                                     2,029
                                                            ------------------  -------------------      ---------------

S H A R E H O L D E R S '   E Q U I T Y   A T   J A N U A R Y   1 ,   2 0 0 4
-----------------------------------------------------------------------------------------------------
Millions of euros                                           IFRS                NL GAAP
---------------------------------------------------------   -----------------   ---------------------
                                  Subscribed share capital                572                    572
                                Additional paid-in capital              1,803                  1,803
                                        Statutory reserves                 85                     85
                        Cumulative translation differences                                    (1,045)
                                            Other reserves               (431)                 1,911
                                                            -----------------   ---------------------

                                      Capital and reserves              2,029                  3,326
                                 Minimum pension liability                                      (824)
                                                            -----------------   ---------------------

                                      Shareholders' equity              2,029                  2,502
                                                            -----------------   ---------------------

         IFRS based reporting Q-1 - Q-3 2004

C O N D E N S E D   C O N S O L I D A T E D   B A L A N C E   S H E E T
A T   J A N U A R Y   1 ,   2 0 0 4
---------------------------------------------------------------------------------------------------------------

Millions of euros                                                          IFRS               NL GAAP
-------------------------------------------------------------------------  ----------------   -----------------
                                                        Intangible assets               424                590
                                            Property, plant and equipment             3,967              3,967
                                                      Deferred tax assets               906                429
                         Deferred tax asset for minimum pension liability                                  361
                                        Other financial noncurrent assets               681              1,076

                                                              Inventories             2,119              2,133
                                                              Receivables             2,679              2,671
                                                Cash and cash equivalents               727                727
                                                                           ----------------  ------------------

                                                                    Total            11,503             11,954
                                                                           ----------------  ------------------


                                                     Capital and reserves             2,029              3,326
                                                Minimum pension liability                                 (824)
                                                                           ----------------  ------------------

                                     Akzo Nobel N.V. shareholders' equity             2,029              2,502
                                                        Minority interest               140                140
                                                                           ----------------  ------------------

                                                                   Equity             2,169              2,642

                                                               Provisions             3,863              2,581
                                  Provision for minimum pension liability                                1,342
                                                          Deferred income                88
                                                     Long-term borrowings             2,717              2,717
                                                    Short-term borrowings               441                441
                                                      Current liabilities             2,225              2,231
                                                                           ----------------  ------------------

                                                                    Total            11,503             11,954
                                                                           ----------------  ------------------

                                                                  Gearing              1.12               0.92

                                       8

         IFRS based reporting Q-1 - Q-3 2004

I N V E S T E D   C A P I T A L   A T   J A N U A R Y   1 ,   2 0 0 4
-------------------------------------------------------------------------------------------------
Millions of euros                                           IFRS                NL GAAP
---------------------------------------------------------   -----------------   -----------------
                                                    Pharma              2,555              2,506
                                                  Coatings              2,041              2,043
                                                 Chemicals              2,586              2,604
                                                     Other                977                964
                                                            -----------------   -----------------

                                                Akzo Nobel              8,159              8,117
                                                            -----------------   -----------------

R E C O N C I L I A T I O N   O F   J A N U A R Y -
S E P T E M B E R   2 0 0 4   N E T   I N C O M E
------------------------------------------------------------------------------

Millions of euros                                           Net income
----------------------------------------------------------  ------------------
                                        NL GAAP net income                766
                Pensions and other postretirement benefits                 40
                     Deferred taxes on intercompany profit                (39)
                                            Pfizer payment                 18
                            Cease of goodwill amortization                 15
                                 Discounting of provisions                 (6)
                                  Restructuring provisions                 (2)
                                      Share-based payments                 (1)
                         Other long-term employee benefits                  -
                                                     Other                  1
                                                           -------------------

                                           IFRS net income                792
                                                           -------------------

                                       9

         IFRS based reporting Q-1 - Q-3 2004

C O N D E N S E D   C O N S O L I D A T E D   S T A T E M E N T   O F   I N C O M E
------------------------------------------------------------------------------------------------------------------------

Millions of euros                      1st quarter                2nd quarter                 3rd quarter
-------------------------------------  ------------------------   -------------------------   --------------------------
                                       IFRS        NL GAAP        IFRS         NL GAAP        IFRS         NL GAAP
                                       ---------   ------------   -----------  ------------   ----------   -------------
                             Revenues      3,169          3,138        3,363          3,325        3,222          3,185
                      Operating costs     (2,844)        (2,846)      (2,992)        (2,990)      (2,857)        (2,856)
 Restructuring and impairment charges        (69)           (61)         (34)           (64)         (68)           (42)
               Results on divestments                                      4              4          458*           458
         Charges related to legal and
                      antitrust cases                                    (50)           (50)         (58)           (58)
                                        ----------   ------------   ----------  -------------   ----------   -----------

                     Operating income        256            231          291            225          697            687
                    Financing charges        (38)           (32)         (40)           (36)         (33)           (27)
                                        ----------   ------------   ----------  -------------   ----------   -----------

      Operating income less financing
                              charges        218            199          251            189          664            660
                                Taxes        (83)           (64)         (87)           (61)        (144)          (129)
                                      -----------   ------------   ----------  -------------   ----------   ------------
  Earnings of consolidated companies,
                          after taxes        135            135          164            128          520            531
        Earnings from nonconsolidated
 companies (incl. nonrecurring items)          6              6           (4)            (5)          (1)            (1)
                                       ----------   ------------   ----------  -------------   ----------   ------------

    Earnings before minority interest        141            141          160            123          519            530
                    Minority interest         (8)            (8)         (11)           (11)          (9)            (9)
                                       ----------   ------------   ----------  -------------   ----------   ------------

                           Net income        133            133          149            112          510            521
                                       ----------   ------------   ----------  -------------   ----------   ------------

                Return on sales, in %        8.1            7.4          8.7            6.8         21.6           21.6
                    Interest coverage        6.7            7.2          7.3            6.3         21.1           25.4

         Net income per share, in EUR
                              - basic       0.47           0.47         0.52           0.39         1.78           1.82
                            - diluted       0.46           0.46         0.52           0.39         1.78           1.82

                               EBITDA        406            388          440            380          838            833
                         Depreciation        144            144          144            143          133            132
                         Amortization          6             13            5             12            8             14

-------------------------------------
* The impact of IAS 19 for pensions and other post-retirement benefits on the results of divestments of Catalysts and
Phosphorus Chemicals will be determined in the fourth quarter of 2004.

         IFRS based reporting Q-1 - Q-3 2004

C O N D E N S E D   C O N S O L I D A T E D   S T A T E M E N T   O F   I N C O M E
---------------------------------------------------------------------------------------------------------------

Millions of euros                                  January-June                   January-September
-------------------------------------------------  -----------------------------  -----------------------------
                                                   IFRS           NL GAAP         IFRS            NL GAAP
                                                   -------------  --------------  -------------   -------------

                                         Revenues         6,532           6,463           9,754          9,648
                                  Operating costs        (5,836)         (5,836)         (8,693)        (8,692)
             Restructuring and impairment charges          (103)           (125)           (171)          (167)
                           Results on divestments             4               4             462            462
     Charges related to legal and antitrust cases           (50)            (50)           (108)          (108)
                                                   -------------  --------------  -------------   -------------

                                 Operating income           547             456           1,244          1,143
                                Financing charges           (78)            (68)           (111)           (95)
                                                   -------------  --------------  -------------   -------------

          Operating income less financing charges           469             388           1,133          1,048
                                            Taxes          (170)           (125)           (314)          (254)
                                                   -------------  --------------  -------------   -------------

  Earnings of consolidated companies, after taxes           299             263             819            794
  Earnings from nonconsolidated companies (incl.
                              nonrecurring items)             2               1               1
                                                  -------------  --------------  --------------  --------------

                Earnings before minority interest           301             264             820            794
                                Minority interest           (19)            (19)            (28)           (28)
                                                  -------------  --------------  --------------  --------------

                                       Net income           282             245             792            766
                                                   -------------  --------------  -------------   -------------

                            Return on sales, in %           8.4             7.1            12.8           11.8
                                Interest coverage           7.0             6.7            11.2           12.0

                     Net income per share, in EUR
                                          - basic          0.99            0.86            2.77           2.68
                                        - diluted          0.98            0.85            2.76           2.67

                                           EBITDA           846             768           1,684          1,601
                                     Depreciation           288             287             421            419
                                     Amortization            11              25              19             39


         IFRS based reporting Q-1 - Q-3 2004

S E G M E N T   R E P O R T I N G
------------------------------------------------------------------------------------------------------------------------

Millions of euros                      1st quarter                2nd quarter                 3rd quarter
-------------------------------------  ------------------------   --------------------------- --------------------------
                                       IFRS        NL GAAP        IFRS         NL GAAP        IFRS         NL GAAP
                                       ---------   ------------   -----------  ------------   ---------   --------------
                             Revenues

                               Pharma        841            821          825            808          826            801
                             Coatings      1,238          1,231        1,405          1,397        1,388          1,381
                            Chemicals      1,121          1,118        1,152          1,147        1,037          1,033
                                Other        (31)           (32)         (19)           (27)         (29)           (30)
                                       ---------   ------------   -----------  ------------   ---------   --------------

                           Akzo Nobel      3,169          3,138        3,363          3,325        3,222          3,185
                                       ---------   ------------   -----------  ------------   ---------   --------------

                     Operating income

                               Pharma        154            150           71             49           84             69
                             Coatings         91             82          131            101          118            136
                            Chemicals        101             93           84             76          510            499
                                Other        (90)           (94)           5             (1)         (15)           (17)
                                       ----------   ------------   ----------   ------------  ----------   -------------

                           Akzo Nobel        256            231          291            225          697            687
                                       ----------   ------------   ----------   ------------  ----------   -------------

                    Invested capital,
                    at end of quarter
                               Pharma      2,708          2,633        2,707          2,638        2,536          2,484
                             Coatings      2,264          2,260        2,215          2,208        2,204          2,193
                            Chemicals      2,630          2,629        2,662          2,657        2,212          2,206
                                Other        803            798          877            863          851            811
                                       ---------   ------------   ----------   -----------    ----------   -------------

                           Akzo Nobel      8,405          8,320        8,461          8,366        7,803          7,694
                                       ---------   ------------   ----------   -----------    ----------   -------------

        Depreciation and amortization

                               Pharma         44             45           40             41           42             43
                             Coatings         31             34           32             35           30             33
                            Chemicals         72             75           76             78           67             68
                                Other          3              3            1              1            2              2
                                       ---------   ------------   ----------   -----------    ----------   -------------

                           Akzo Nobel        150            157          149            155          141            146
                                       ---------   ------------   ----------   -----------    ----------   -------------

                                       12

         IFRS based reporting Q-1 - Q-3 2004

S E G M E N T   R E P O R T I N G
------------------------------------------------------------------------------------------------------------

Millions of euros                                  January-June                 January-September
-------------------------------------------------  --------------------------   ----------------------------
                                                   IFRS           NL GAAP       IFRS           NL GAAP
                                                   ------------   ------------  ------------   -------------
                                         Revenues

                                           Pharma         1,666         1,629          2,492          2,430
                                         Coatings         2,643         2,628          4,031          4,009
                                        Chemicals         2,273         2,265          3,310          3,298
                                            Other           (50)          (59)           (79)           (89)
                                                  -------------   ------------  -------------  -------------

                                       Akzo Nobel         6,532         6,463          9,754          9,648
                                                   -------------   ------------  ------------- -------------

                                 Operating income

                                           Pharma           225           199            309            268
                                         Coatings           222           183            340            319
                                        Chemicals           185           169            695            668
                                            Other           (85)          (95)          (100)          (112)
                                                   -------------   ------------  ------------- -------------

                                       Akzo Nobel           547           456          1,244          1,143
                                                  -------------   ------------  -------------  -------------

                    Depreciation and amortization

                                           Pharma            84            86            126            129
                                         Coatings            63            69             93            102
                                        Chemicals           148           153            215            221
                                            Other             4             4              6              6
                                                   -------------   ------------  ------------- -------------

                                       Akzo Nobel           299           312            440            458
                                                  -------------   ------------  -------------  -------------

                                       13

         IFRS based reporting Q-1 - Q-3 2004

C O N D E N S E D   C O N S O L I D A T E D   B A L A N C E   S H E E T
------------------------------------------------------------------------------------------------------------------------
Millions of euros;
at end of quarter                      1st quarter                2nd quarter                 3rd quarter
-------------------------------------  ------------------------   -------------------------   --------------------------
                                       IFRS        NL GAAP        IFRS         NL GAAP        IFRS         NL GAAP
                                       ---------   ------------   ----------   ------------   ----------   -------------
                    Intangible assets        439            598          443            595          453            598
        Property, plant and equipment      3,889          3,889        3,881          3,884        3,663          3,663
                  Deferred tax assets        917            419          889            401          898            423
       Deferred tax asset for minimum
                    pension liability                       371                         371                         364
    Other financial noncurrent assets        704          1,130          633          1,044          593            985

                          Inventories      2,181          2,181        2,186          2,186        2,100          2,100
                          Receivables      2,995          2,990        3,197          3,191        3,075          3,071
            Cash and cash equivalents        508            508          393            393        1,559          1,559
                                      ----------   ------------   ----------   ------------   ----------   -------------

                                Total     11,633         12,086       11,622         12,065       12,341         12,763
                                      ----------   ------------   ----------   ------------   ----------   -------------


                 Capital and reserves      2,241          3,549        2,125          3,392        2,609          3,877
            Minimum pension liability                      (853)                       (851)                       (834)
                                      ----------   ------------   ----------   ------------   ----------   -------------

 Akzo Nobel N.V. shareholders' equity      2,241          2,696        2,125          2,541        2,609          3,043
                    Minority interest        145            145          139            139          144            144
                                      ----------   ------------   ----------   ------------   ----------   -------------

                               Equity      2,386          2,841        2,264          2,680        2,753          3,187

                           Provisions      3,750          2,446        3,792          2,513        3,823          2,520
        Provision for minimum pension
                            liability                     1,382                       1,379                       1,356
                      Deferred income         80                          73                          65
                 Long-term borrowings      2,741          2,741        2,747          2,747        2,737          2,737
                Short-term borrowings        356            356          306            306          282            282
                  Current liabilities      2,320          2,320        2,440          2,440        2,681          2,681
                                      ----------   ------------   ----------   ------------   ----------   -------------

                                Total     11,633         12,086       11,622         12,065       12,341         12,763
                                      ----------   ------------   ----------   ------------   ----------   -------------

                              Gearing       1.09           0.91         1.17           0.99         0.53           0.46

                                       14

         IFRS based reporting Q-1 - Q-3 2004

C O N D E N S E D   C O N S O L I D A T E D   S T A T E M E N T   O F   C A S H   F L O W S
-----------------------------------------------------------------------------------------------------------------------

Millions of euros                                                 January - September
----------------------------------------------------------------  -----------------------------------------------------
                                                                  IFRS                       NL GAAP
                                                                  -------------------------  --------------------------

                         Total earnings before minority interest          820                        794
                                   Depreciation and amortization          440                        458
                                                                  ------------                 ----------

                                                       Cash flow        1,260                      1,252

                                     Pre-tax gain on divestments         (458)                      (458)
                                      Changes in working capital          (33)                       (36)
                                                     Impairments           39                         39
       Changes in provisions and deferred tax assets and accrued
                                           prepaid pension costs          (74)                       (24)
                    Retained income of nonconsolidated companies          (10)                       (11)
                                                   Other changes           (5)                        (5)
                                                                  ------------                 ----------

                      Net cash (used for)/provided by operations                       719                         757

                                            Capital expenditures         (379)                      (379)
                                                    Acquisitions          (57)                       (57)
                                       Proceeds from divestments          870                        870
                            Repayments nonconsolidated companies          122                         84
                                                   Other changes          (12)                       (12)
                                                                 -------------                -----------

                      Net cash generated by investing activities                       544                         506
                                                  Dividends paid                      (273)                       (273)
                                                                               ------------                 -----------

                                                   Funds balance                       990                         990

                          Net cash used for financing activities                      (164)                       (164)
    Effect of exchange rate changes on cash and cash equivalents                         6                           6
                                                                               ------------                 -----------

                             Change in cash and cash equivalents                       832                         832
                                                                               ------------                 -----------

                                       15

         IFRS based reporting Q-1 - Q-3 2004

S H A R E H O L D E R S '   E Q U I T Y   A T   S E P T E M B E R   3 0 ,   2 0 0 4
--------------------------------------------------------------------------------------------------------
Millions of euros                                              IFRS                 NL GAAP
------------------------------------------------------------   ------------------   --------------------
                                     Subscribed share capital                 572                   572
                                   Additional paid-in capital               1,803                 1,803
                                           Statutory reserves                  85                    85
                           Cumulative translation differences                  45                (1,003)
                                               Other reserves                 104                 2,420
                                                               ------------------   --------------------
                                         Capital and reserves               2,609                 3,877
                                    Minimum pension liability                                      (834)
                                                               ------------------   --------------------
                                         Shareholders' equity               2,609                 3,043
                                                               ------------------   --------------------

Safe Harbor Statement*
This unaudited report contains certain forward-looking statements which address such key issues as Akzo Nobel's future financial results following the transition from NL GAAP to IFRS, including, in particular, the expected impacts of such change on employee benefit and pension accounting, revenue recognition, the method of accounting for income taxes and business combinations, provisions, share-based payments, investments in nonconsolidated companies, nonrecurring items, translation differences and certain other prospective changes related to the transition from reporting in NL GAAP to reporting under IFRS. Such statements are subject to change and should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, changes in regulations or interpretations related to the implementation and reporting under IFRS, decisions to apply a different option of presentation permitted by IFRS, and various other factors related to the implementation of IFRS. For a more complete discussion of the risk factors affecting our business please refer to our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

The financial information presented contains details of the transitional adjustments required to present certain historical financial results of the Company under IFRS. Future presentation of this historical financial information may be in a different format or may be present different results than those in this report. The transitional adjustments presented have been calculated on the basis of the specific facts of the transaction and should not be used as indicators of future adjustments between NL GAAP and IFRS that will be required, due to the risk and uncertainty surrounding events in the future. This report should not be used as a projection of future results or financial condition.

* Pursuant to the U.S. Private Securities Litigation Reform Act 1995.

Akzo Nobel N.V.
Velperweg 76
P.O. Box 9300
6800 SB Arnhem
The Netherlands
Tel. + 31 26 366 4433
Fax + 31 26 366 3250
E-mail ACC@akzonobel.com
Internet www.akzonobel.com

                                       16